C21 Investments Announces Transition to U.S. GAAP for Q4

Enters Agreement for Earn Out Shares; Expanded Cultivation Generates Increased Yields

VANCOUVER, November 18, 2021 - C21 Investments (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company") a vertically-integrated cannabis company, today announced plans to transition to U.S. GAAP1 accounting for the fourth quarter and current fiscal year, ending January 31, 2022. C21 is a British Columbia company and will remain a U.S. foreign private issuer under the Securities and Exchange Act of 1934.

C21 has also entered into an agreement (the "Agreement") in connection with the entitlement of certain individuals to receive Phantom Earn-Out Shares2 pursuant to the purchase agreement (the "Purchase Agreement") governing the acquisition of Phantom Farms (see news release dated February 4, 2019). Pursuant to the Agreement, individuals who were entitled to receive up to 4.5 million Phantom Earn-Out Shares pursuant to the Purchase Agreement will collectively receive 1.3 million common shares of C21 in exchange for their entitlement to receive the Phantom Earn-Out Shares.

CEO & President, Sonny Newman stated, "Regarding the transition to U.S. GAAP, the Company believes it is important to align our accounting standards with the geography of our operations. This will improve financial transparency with investors and comparability to our peers. The elimination of the Phantom Earn-out Shares is a critical step in strengthening our balance sheet by lowering the impact and volatility of derivative liabilities associated with earn-out shares, and reducing the potential dilution from the Phantom Earn-Out Shares by 70%."

C21 has recently completed its first harvest in the new grow rooms at its expanded cultivation facility in Nevada. This first harvest generated an 18% average increase in yields over historical levels, depending on strain of flower. The Company will use the expanded grow to increase in-house product offerings, as well as take advantage of wholesale opportunities in the market. Given the higher production yields from its new grow rooms, C21 has undertaken to retrofit lighting in its original grow rooms beginning in January 2022. Upon completion, the Company will produce approximately double the high grade flower relative to pre-expansion levels.

"We are excited to see the strong yield results from the first harvest in our expanded cultivation facility," stated CEO and President, Sonny Newman. "We are continuing the planning of the next phase of cultivation expansion in conjunction with extending our footprint in Nevada."

1 Since the Company qualifies as an SEC issuer, C21 is permitted to prepare its financial statements in accordance with U.S. GAAP. An "SEC issuer" is an issuer which is registered under the Securities and Exchange Act of 1934 (the "1934 Act") on Form 40F. Transitioning from IFRS to U.S. GAAP complements C21's registration under the 1934 Act.

2 Pursuant to the Purchase Agreement, a portion of the purchase price payable to the vendors in connection with the acquisition of Phantom Farms in February 2019 was to be paid by the issuance of C21 common shares (the "Phantom Earn-Out Shares"), the delivery of which was dependent on certain triggers, including various price targets as well as any change of control, totalling up to 4.5 million Phantom Earn-Out Shares.

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms and Eco Firma Farms in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the Company's positioning in the United States cannabis industry, the Company's ability to scale its existing vertical operations, the performance of the Company's operations generally, the performance of the Company's Nevada cultivation expansion, the Company's intention to increase in-house product offerings, as well as take advantage of wholesale opportunities in the cannabis market, and the expected benefits of the Company's transition to U.S. GAAP.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, risks and uncertainties arising from the impact of the COVID-19 pandemic on the Company's operations, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.